Filed by SouthPeak Interactive Corporation
Registration Statement No. 333-148691
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Global Services Partners Acquisition Corp.
Commission File No. 0001336262



SOUTHPEAK GAMES

A High Growth Opportunity In The Interactive Entertainment Industry

Investor Presentation January 22, 2008

Global Services Partners Acquisition Corp.

Safe Harbor

This presentation contains statements relating to future results (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: market conditions for SouthPeak's published video games; market performance of SouthPeak's videogames and the related impact on revenue and funds inflows/outflows; operational risks; costs related to the proposed acquisition by GSPAC; failure to gain the required approvals of GSPAC's stockholders; and risks that the closing of the transaction is substantially delayed or that the transaction does not close. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this statement should be construed as or is intended to be, a solicitation for an offer to provide investment advisory services.

IN CONNECTION WITH THE PENDING TRANSACTION, SOUTHPEAK INTERACTIVE CORPORATION HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A PROXY STATEMENT/PROSPECTUS FOR THE STOCKHOLDERS OF GSPAC. THE STOCKHOLDERS OF GSPAC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHPEAK INTERACTIVE CORPORATION, SOUTHPEAK INTERACTIVE, LLC, GSPAC AND THE PROPOSED TRANSACTION. THE FINAL PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO STOCKHOLDERS OF GSPAC AFTER THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE BY THE SEC. GSPAC STOCKHOLDERS WILL BE ABLE TO OBTAIN THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT FILED DOCUMENTS FOR FREE AT THE SEC'S WEBSITE (WWW.SEC.GOV). THESE DOCUMENTS CAN ALSO BE OBTAINED FOR FREE FROM GSPAC BY DIRECTING A REQUEST TO: GLOBAL SERVICES PARTNERS ACQUISITION CORP., 3130 FAIRVIEW PARK DRIVE, SUITE 500, FALLS CHURCH, VIRGINIA 22042.

A REGISTRATION STATEMENT RELATING TO SOUTHPEAK INTERACTIVE CORPORATION'S SECURITIES HAS BEEN FILED WITH THE SEC BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE ACCEPTED, PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

GSPAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF GSPAC'S STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

THE FINANCIAL INFORMATION AND DATA CONTAINED HEREIN IN THE EXHIBITS HERETO IS UNAUDITED AND PREPARED BY SOUTHPEAK INTERACTIVE, LLC AS A PRIVATE COMPANY, AND DO NOT CONFORM TO SEC REGULATION S-X. ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN THE PROXY STATEMENT/PROSPECTUS TO SOLICIT STOCKHOLDER APPROVAL OF THE BUSINESS COMBINATION.

Investment Highlights

SouthPeak Interactive is one of the fastest growing publishers in the videogame industry led by accomplished and experienced industry veterans

- Unique production and economic model that maximizes profit and product development potential
- Outstanding financial performance



	FYE June 2005A	FYE June 2006A	FYE June 2007A	FYE June 2008E
Revenue (in millions)	$0.0	$6.2	$12.5	$30.0
EBITDA	$(.007)	($.745)	($.652)	$4.5

- Highly scalable model bolstered by strong industry fundamentals
- Strong balance sheet to implement strategic growth plan
- Transaction structure that fully aligns management with shareholders' interests
  - SouthPeak management will own approximately 42% of new company
- Purchase price valued at a significant discount to publicly traded peers

Transaction Overview

- Global Services Partners Acquisition Corp. ("GSPAC") is a blank check company which, as of December 31, 2007, had approximately $31.8 million in trust, which equals $5.31 per Class B share (Ticker - GSPAB)

- GSPAC summary cap structure:

Class A Common Stock (GSPA)	**Class B Common Stock (GSPAB)**	**Total Shares Outstanding**
920,100	5,980,000	6,900,100
Class W Warrants (GSPAW)	**Class Z Warrants (GSPAZ)**	**Total Warrants Outstanding**
7,517,500	6,137,500	13,655,000

- Purchase price = $31.6 million
  - 5 million shares ($5.31)
  - $5 million cash
  - Earn-out of additional 3 million shares based on EBITDA and share price targets*

Pro Forma Cap Structure Summary:	**Pro Forma Shares Outstanding**
	11,900,100
	Pro Forma Warrants
	13,905,000

- Expected closing April 2008



** Additional share earn-out is based upon achieving the following: 1.65 million shares – if either stock price ≥ $7.50 per share for 20 trading days in a 30-day trading period on or prior to 06/30/2011 or EBITDA for FY ending June 30, 2009 ≥ $5.0 million. 3 million shares less any previously issued earn-out shares – if either stock price ≥ $8.75 per share for 20 trading days in a 30-day trading period on or prior to 06/30/2011 or EBITDA for FY ending June 30, 2009, 2010 or 2011 ≥ $10.0 million. Upon a sale of the Company before June 30, 2011, an acceleration of certain contingent payments could occur if certain targets are met.*

Selected Financial Information

($ in Millions)	Fiscal Year Ended June 30,			
	2005A	2006A	2007A	2008E
Net Revenue	**$0.0**	**$6.2**	**$12.5**	**$30.0**
% Growth	*NA*	*NA*	*101.2%*	*139.2%*
EBITDA	**$0.0**	**-$0.7**	**-$0.7**	**$4.5**
% Margin	*NA*	*NA*	*NA*	*15.0%*
Net Income (1)	**$0.0**	**-$0.9**	**-$0.9**	**$2.9**
% Margin	*NM*	*NM*	*NM*	*9.5%*

(1) After assumed tax rate of 35% to SouthPeak Interactive's financial statements (operating currently as a limited liability company)



Fiscal Year Results
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
-$5.0
$ in Millions
2005A
2006A
2007A
2008E
Period
Net Income
EBITDA
Net Revenue

Comps-Valuation

Company Name	Stock Price as on Close of 1/18/08	Market Cap	TEV	TEV/LTM Revenue	TEV/LTM EBITDA	TEV/NTM Revenue	TEV/NTM EBITDA	Price/LTM Earnings	Price/NTM Earnings
Activision, Inc. (NasdaqNM:ATVI)	$26.90	$7,815.2	$6,879.6	3.5x	18.8x	2.8x	16.8x	55.2x	26.2x
Electronic Arts Inc. (NasdaqNM:ERTS)	$49.42	15,566.0	12,674.0	4.3	NM	3.0	23.2	NM	32.2x
Midway Games Inc. (NYSE:MWY)	$2.29	211.0	275.5	1.6	57.0	1.3	NM	NM	NM
SCI Entertainment Group plc (LSE:SEG)	$1.38	109.8	48.7	0.2	NM	NM	NM	NM	NM
Take-Two Interactive Software Inc. (NasdaqNM:TTWO)	$14.71	1,093.4	1,033.7	1.1	22.2	NM	8.8	NM	11.1
THQ Inc. (NasdaqNM:THQI)	$24.76	1,635.7	1,338.7	1.4	5.8	0.8	18.7	34.6	27.4
UBI Soft Entertainment SA (ENXTPA:UBI)	$55.70	2,527.4	2,419.8	3.1	7.6	NM	NM	33.4	NM
High				4.3x	57.0x	3.0x	23.2x	55.2x	32.2x
Low				0.2x	5.8x	0.8x	8.8x	33.4x	11.1x
Mean				2.2x	22.3x	2.0x	16.9x	41.1x	24.2x
Median				1.6x	18.8x	2.1x	17.7x	34.6x	26.8x

Pro Forma Implied Value Per Share (based on mean multiple)	TEV/LTM Revenue*	TEV/LTM EBITDA*	TEV/NTM Revenue**	TEV/NTM EBITDA**	Price/LTM Earnings*	Price/NTM Earnings**	Blended Value
Pro Forma Implied Value Per Share	$7.13	$9.12	$7.06	$8.48	$7.49	$5.82	$7.52
Discount of 5%	$6.77	$8.67	$6.71	$8.06	$7.11	$5.53	$7.14
Discount of 10%	$6.42	$8.21	$6.35	$7.63	$6.74	$5.24	$6.77
Discount of 15%	$6.06	$7.76	$6.00	$7.21	$6.37	$4.95	$6.39
Discount of 20%	$5.70	$7.30	$5.65	$6.79	$5.99	$4.66	$6.01
Discount of 25%	$5.35	$6.84	$5.30	$6.36	$5.62	$4.37	$5.64

Notes: *SouthPeak LTM shown as of 10/31/07: LTM Rev: $27,515,756; LTM EBITDA: $3,750,957; LTM Net Income $2,170,066. Pro Forma Shares Outstanding of 11,900,100

**SouthPeak NTM shown as of 6/30/08: NTM Rev: $30,000,000; NTM EBITDA: $4,500,000; NTM Net Income $2,860,000. Pro Forma Shares Outstanding of 11,900,100

- Purchased at a discount to publicly traded peer group utilizing all valuation metrics
- Compelling high growth investment opportunity for investors seeking to invest in the video game sector

Strong Industry Growth

The videogame industry is the fastest growing component of the media sector and is increasingly becoming a mainstream form of entertainment

- U.S. videogame software sales have surpassed film box office sales and are expected to surpass music industry sales in 2008
- Global videogame software market is expected to increase from $25.4 billion in 2004 to $55 billion in 2009*



2.5
15.1
23.1
14.3
United States
Europe, Middle East, Africa
Asia-Pacific
Other

Expanding universe of videogame consumers**

- 67% of American head of households play videogames
- 38% of all players are women
- In 2007, 24% of Americans over the age of 50 played videogames
- Average game player is 33 years old and has been playing for 12 years

** PricewaterhouseCoopers ** Entertainment Software Association*

Favorable Industry Dynamics

Large and expanding base of videogame players

- Currently in early stages of next generation hardware cycle
- Recently reduced hardware price accelerates installed base
- Console transitions continually expand industry size



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1991
1993
1995
1997
1999
2001
2003
2005
2007
Accessories
Portable
256 bit+Wii
128 bit
32/64 bit
16 bit
8 bit

Source: NPD TRSTS, Arcadia Investment Corp estimates

Rapidly growing ancillary revenue streams

- Recently launched Microsoft, Sony and Nintendo online downloadable games and content services provide an additional platform for distribution
- In-game advertising expected to grow more than 5 times in size by 2012 from $370 million in 2006 to more than $2 billion in 2012*

** Parks Associates*

SouthPeak Overview

- "Indie" label videogame publisher
- Headquartered in Midlothian, Virginia
  - Offices in Grapevine, Texas and London, England
- 27 employees
- Publishes games for all major consoles: PlayStation 3®, PlayStation 2®, PlayStation Portable®, XBOX 360^{TM}, Nintendo Wii^{TM}, Nintendo DS^{TM}, and PC
- **Published titles include:**
  - ATV Off-Road Fury 3, ATV Blazin' Trails, Brave: The Search for Spirit Dancer, Combat Elite: WWII Paratroopers, Juka and the Monophonic Menace, Monster Madness: Battle for Suburbia, Pool Party, Scurge, State of Emergency 2, The Con and Two Worlds



SouthPeak Competitive Strengths

- Highly Experienced Leadership Team
- Deep Retail and Distribution Presence
- Unique Production Model that Maximizes Profits and Operational Flexibility
- Established portfolio of games extending across a wide consumer demographic
- Robust game release schedule for 2008, 2009 and 2010
- Compelling Growth Strategy



Highly Experienced Leadership Team

SouthPeak's leadership team is among the most highly experienced in the industry, having played central roles in sales and distribution during all major console launches

- **Terry Phillips**, Chairman, 49 (21 years of videogame industry experience)
  - Founder in 1991 of Phillips Sales Inc., a leading manufacturer's "rep" agency specializing in the videogame industry. Represented many of the leading companies including Sony Computer Entertainment America, THQ, Take-Two, Midway, and Konami. Sold to employee stock ownership plan
  - Founder of IMSI, a videogame distributor, which was acquired by Take-Two Interactive
  - Investor in several videogame related companies, including China West International Group, an independent outsource development studio in China, and Gameon, a manufacturer of licensed World Wrestling Entertainment (WWE) videogame peripherals

- **Melanie Mroz**, President and CEO, 44 (21 years of videogame industry experience)
  - Phillips Sales Inc. - Led the sales effort for many top tier video game companies including Sony Computer Entertainment America, during the U.S. launch of the PlayStation®, PlayStation®2, and PlayStation Portable® gaming consoles
  - Sony Imagesoft - National Sales Manager
  - Baker & Taylor, a leading entertainment and educational software distributor - Director of Purchasing

- **Katie Morgan**, Vice President, Business and Product Development, 51 (20 years of videogame and computer industry experience)
  - SAS Institute - Consultant
  - Time Warner – Director of Business Development, New Media
  - Baker & Taylor – VP of Business Development
  - Apple Computer Inc. – Channel Development Manager, Education Division

Deep Retail Presence and Distribution

SouthPeak's management has significant retail sales expertise

- Strong relationships with decision makers at all distribution points
- Sales and distribution capability matches industry heavyweights
- Proven track record for securing shelf space and product placement
- Extensive experience selling games for all major consoles

Select Key Retail Partners

North America	Europe	Asia	Australia
Best Buy	Carrefour	7 Eleven	Big W
Blockbuster	Dixons	Mega Games	EB Games
Circuit City	Game	Micro Planet	Harvey Norman
GameStop	GameStop	The Software Boutique	Target
Sam's Club	HMV	Toys R Us	Toys R Us
Target	Karstadt		K-Mart
Toys R US	Media Saturn		
Wal-Mart	Tesco		

Unique Production Model

SouthPeak works exclusively with independent development studios to create innovative and compelling games

- No fixed overhead associated with maintaining expensive in-house development studios
- Access to emerging game concepts through leading development studios
- Rapidly able to easily scale production infrastructure globally
- Effective management and budgeting of creative development

SouthPeak is considered by emerging and seasoned development studios as an optimal alternative to the "major" publishers

- No internal development – no "favorites"
- Allows development team more creative freedom throughout a game's lifecycle
- Provides independent developers with access to expensive game development software and building tools
- Deliver critical business and management functions allowing developers to focus on game development

Model is highly scalable and allows company to generate profits at multiple levels of retail sell-through

- Fiscally disciplined approach to product sourcing and development
- Business model is not predicated on developing blockbuster titles

What the Press is Saying

"SouthPeak Interactive appears for the first time in the Top 10 this month at #9, generating nearly $8.1M in revenue on sales of over 134K units, respective increases of 6954% and 2284% over August'06"
-Arcadia Investment Corp

"UK Game Industry Enjoys staggering Growth in 2007"
-GameDaily BIZ

"GameStop Holiday sales soar 35%"
-GameDaily BIZ

"Video gaming is redefining itself and attracting more players than ever..."
R. Richard Fontaine,
Chairman/CEO, Gamestop.

"SouthPeak's team works diligently with some of the best developers in the world to launch new videogame titles throughout North America and Europe. Its reputable distribution experience and strength in the retail industry create an environment for success with each title it publishes."
-IGN.com

"Two Worlds is One Big Hit."
-GAMEDAILY BIZ

"Graphically impressive...Two Worlds gets nearly everything right.". SCORE: 81%.
-PC GAMER

"...Artificial has buttoned up Monster Madness ..." SCORE: 90%
-PLAY MAGAZINE

"Two Worlds is an ambitious and solid RPG ...worth its weight in gold."
-GAMEDAILY.COM

"Epic scale and depth of content. If you appreciate ambitious RPGs, seek out Two Worlds... this is a solid role-playing experience."
-GAMESPOT

"All kinds of multiplayer fun."
-PC FORMAT


SouthPeak Brings
Pinball Dreams


Monster Madness


TWO WORLDS


Scurge: Hive
7.5


PREVIEW
MONSTER

Established Portfolio


PSP
XBOX
Xyanide
XBOX
WORLD RACING 2
WR2
NINTENDO DS
SCURGE
GAME BOY ADVANCE
PSP
ATV Offroad Fury
Games for Windows
PC DVD
Two Worlds
PSP
THE CON
PlayStation 2
COMBAT ELITE
WWII PARATROOPERS
XBOX
CRUSTY DEMONS
PlayStation 2
ATV Offroad Fury 3
Wii
POOL PARTY
PlayStation 2
STATE OF EMERGENCY 2
XBOX 360
TWO WORLDS
XBOX 360
MONSTER MADNESS
BATTLE FOR SUBURBIA
PlayStation 2
BRAVE

Robust Pipeline



Compelling Growth Strategy

Historical revenue growth in excess of 100% annually, business model positioned to achieve a very rapid growth rate and increased profits

- Expand pipeline to ensure steady flow of published products
  - Improving profit margin and cash flow
- Optimize catalogue by migrating existing titles to other platforms
  - Minimal incremental content development costs
- Build franchises by producing sequels of existing successful titles
- Pursue In-game advertising as new source of high margin revenue
- Leverage new digital content distribution channels
  - Lower distribution costs resulting in higher margins
  - Opens new markets



Investment Summary

- SouthPeak Interactive is one of the fastest growing interactive software publishers
- Outstanding financial performance
- Led by accomplished and experienced management team
- Favorable industry fundamentals
- Unique production model that is highly scalable and profitable
- Established portfolio of creative product and robust pipeline
- Purchase valued at a significant discount to publicly traded peers

